LATAM PW1900 NEB FMP DA (DEC-29-2025) Final.docx Page 1 AAA PW1900G ENGINE PURCHASE AND SUPPORT AGREEMENT AND FLEET MANAGEMENT PROGRAM AGREEMENT BY AND BETWEEN RTX CORPORATION PRATT & WHITNEY DIVISION AND LATAM AIRLINES GROUP S.A. DATED AS OF TO BE WRITTEN IN BY PW December 30, 2025

LATAM PW1900 NEB FMP DA (DEC-29-2025) Final.docx Page 18 Upon mutual execution, this Agreement will become an enforceable contract. This Agreement may be executed in one or more counterparts, each of which will be considered an original but all of which together constitute one and the same instrument. IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first entered above and deem that it is executed in the State of Connecticut. LATAM AIRLINES GROUP S.A. By Name Title LATAM AIRLINES GROUP S.A. By Name Title RTX CORPORATION Pratt & Whitney Division By Name Title